[Letterhead of Gibson, Dunn & Crutcher LLP]
March 9, 2011
VIA EDGAR TRANSMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman
          Matthew Crispino

Re:	Stratus Technologies Bermuda Holdings Ltd. Registration Statement on Form F-4 Filed January 25, 2011 File No. 333-171863
Dear Messrs. Shuman and Crispino:
Reference is made to your letter, dated February 18, 2011 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, concerning the Registration Statement on Form F-4 (File No. 333-171863) filed by Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and the subsidiary guarantors (collectively, the “Registrants”) on January 25, 2011 (the “Registration Statement”). On behalf of the Registrants we hereby submit the Registrants’ written response to the Comment Letter.
The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.
General
1.	Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-4. Refer to Rule 405 of Regulation C.

Stratus Technologies Bermuda Ltd., a Bermuda company and Stratus Technologies, Inc., a Delaware corporation (collectively, the “Issuers”), the co-issuers of the units being registered under the Registration Statement, are direct and indirect 100% owned subsidiaries, respectively, of Stratus Technologies Bermuda Holdings Ltd., a Bermuda

March 9, 2011
Mark P. Shuman and Matthew Crispino

company (“Holdings”). Holdings has fully and unconditionally guaranteed the obligations of the Issuers under the units. In accordance with Item 3-10(d) of Regulation S-X, the financial statements included in the Registration Statement are the consolidated financial statements of Holdings, with condensed consolidating information presented in a footnote as required by Item 3-10(d)(4). As a result, and as previously confirmed by my colleague James O’Grady with Corey Jennings of the Office of International Corporation Finance in pre-filing conversations, the registration form conforms to the form applicable to Holdings as a foreign private issuer. We note that this approach is consistent with the approach previously taken with Stratus Technologies International, S.à r.l., a predecessor to Holdings which filed a registration statement on Form F-4 relating to a similar exchange offer in 2004.

The definition of “foreign private issuer” in Rule 405 of Regulation C specifies that any foreign issuer other than a foreign government, except an issuer meeting certain conditions specified in paragraphs (1)(i) and (ii) of the definition, shall qualify as a foreign private issuer. Under Rule 405, a foreign issuer will not qualify as a foreign private issuer if more than 50% of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States and any of the conditions specified in clause (ii) of the definition are satisfied. Rule 3b-4(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) specifies that, in the case of a new registrant, the determination of whether an issuer is a foreign private issuer must be made as of a date within 30 days prior to the issuer’s filing of an initial registration statement.

Holdings is a corporation organized under the laws of Bermuda. As of January 24, 2011 (a date within 30 days prior to the filing of the initial Registration Statement), approximately 64.2% of Holdings’ voting securities were owned of record by non-U.S. residents, measured in terms of the voting power attributable to such securities. As a result, Holdings qualifies as a foreign private issuer under the Rule 405 definition. Because Holdings satisfies the requirements of clause (1)(i) of the definition, the additional conditions specified in clause (1)(ii) of the definition are not relevant for the purposes of our analysis.

The following table summarizes Holdings’ and our analysis under clause (1)(i) of the definition of “foreign private issuer”:

March 9, 2011
Mark P. Shuman and Matthew Crispino

	Shares Owned of Record (a)		Ownership Percentage (b)
		Non-U.S.		Non-U.S.
	U.S. Residents	Residents	U.S. Residents	Residents
Technology Holdings (c)	—	37.7	—	56.9%
Class B Shareholders	21.9	1.3	33.0%	2.0%
Other Ordinary Shareholders	1.8	3.5	2.7%	5.4%

Total	23.7	42.6	35.8%	64.2%

(a)	Presented in millions, aggregating ordinary shares and preference shares on an as-converted basis, commensurate with the voting power attributable to such securities.

(b)	Represents the aggregate voting power attributable to all of the ordinary shares and preference shares owned of record by such shareholders.

(c)	Technology Holdings Ltd., a Bermuda corporation (“Technology Holdings”), which was formed in 2006, is the entity through which the private equity sponsors of Holdings hold their interest in Holdings. Pursuant to Rule 12g5-1(a)(2) under the Exchange Act, Technology Holdings is a single non-U.S. resident owner of record. As described in the Registration Statement, the shares of Technology Holdings are in turn owned of record by the following entities: Investcorp Stratus Limited Partnership, a Cayman Islands exempted limited partnership, and Stratus Holdings Limited, a Cayman Islands exempt company (collectively, the “Investcorp Group”); MidOcean Capital Partners Europe, L.P., a Cayman Islands exempted limited partnership (“MidOcean”); and Intel Atlantic, Inc., a Delaware corporation (“Intel Atlantic”). The Investcorp Group, MidOcean and Intel Atlantic are the record owners, respectively, of securities representing approximately 56.5%, 30.8% and 12.7% of the voting power of Technology Holdings.
What follows is a more detailed summary of this analysis.

Discussion Equity Capital Structure of Holdings

As described in the Registration Statement, Holdings has two classes of outstanding equity securities: ordinary shares and preference shares. Each class of equity securities is further designated into series. The ordinary shares are designated into Ordinary Shares, Series A Ordinary Shares and Series B Ordinary Shares, and the preference shares are designated into Series A Preference Shares and Series B Preference Shares. Each series of preference shares is convertible into the related series of ordinary shares, at the option of the holders and upon the occurrence of certain designated events (such as a qualifying public offering of common equity securities), at a specified ratio — currently approximately 2.17:1 ordinary shares for each preference share.

The Series B Ordinary Shares of Holdings are further designated into Series B1 Ordinary Shares, which are voting ordinary shares, and Series B2 Ordinary Shares, which are nonvoting ordinary shares, and the Series B Preference Shares are further designated into Series B1 Preference Shares, which are voting preference shares, and Series B2 Preference Shares, which are nonvoting preference shares. The holders of all Series B shares as a group are entitled to a fixed percentage — currently 35% — of the total voting power of Holdings (calculated on an aggregate, as-converted basis for both the Series B

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Mark P. Shuman and Matthew Crispino

Ordinary Shares and the Series B Preference Shares), regardless of whether such shares are held as Series B1 voting shares or Series B2 nonvoting shares.[1]
The voting preference shares of Holdings and the voting ordinary shares of Holdings generally vote together on all corporate matters, with the voting preference shares voting on an as-converted basis (currently approximately 2.17 votes for each preference share) and, as noted above, with certain adjustments for the Series B1 voting shares to ensure that the Series B shares as a group have 35% of the total voting power. Other than as to certain limited matters relating to rights or privileges pertinent to a particular series of shares, the individual series of shares of Holdings do not vote separately.[2]

The following table shows the shares outstanding and voting rights for each series of preference shares and ordinary shares:

[1]	All Series B1 voting shares, whether ordinary or preference, are convertible at any time into a like class of Series B2 nonvoting shares on a 1:1 basis, and vice versa, so that the election of whether to hold such shares as voting shares or nonvoting shares is at the sole option of the holder. In order to ensure that the Class B shareholders retain a fixed 35% of the voting power of Holdings, the voting authority attributable to each class of Series B1 voting shares is continually adjusted, depending on the relative amounts of Series B2 nonvoting and Series B1 voting shares outstanding, so that the holders of Series B shares as a group have the same aggregate voting authority as if all the Series B shares were held as Series B1 voting shares.

[2]	We further note that the appointment of directors to the board of Holdings is determined pursuant to the bye-laws of Holdings and the Subscription and Shareholders Agreement with respect to Holdings dated April 8, 2010, each filed as an exhibit to the Registration Statement. Technology Holdings Ltd., which as noted in footnote (c) to the table above is the entity through which the private equity sponsors of Holdings hold their indirect interest in Holdings, has the right to appoint at least a majority of directors to the board of Holdings, and the holders of Class B Shares as a group have the right to appoint a single director to the board of Holdings. The remaining directors are elected on an annual basis by a vote of the shareholders of Holdings. Currently, Technology Holdings has appointed only two of the seven directors currently serving on the board of Holdings. However, as disclosed in the Registration Statement, pursuant to the bye-laws of Holdings each such appointee is entitled to exercise additional votes in connection with any proceedings of the board of directors of Holdings, so that such appointees together control a majority of the votes of the board of directors of Holdings.

March 9, 2011
Mark P. Shuman and Matthew Crispino

		As-Converted	Approximate
Share Type (1)	Shares Outstanding	Shares Outstanding	Voting Power
Series A Preference	6.6 million	14.2 million	21.5%
Series B1 Preference	3.1 million	6.7 million	11.6%
Series B2 Preference	0.5 million	1.0 million	—
Ordinary	28.8 million	28.8 million	43.5%
Series B1 Ordinary	13.5 million	13.5 million	23.4%
Series B2 Ordinary	2.0 million	2.0 million	—

(1)	There are currently no Series A Ordinary shares outstanding — these are issuable only upon conversion of the Series A Preference Shares.
Discussion of Holders of Record of Holdings

Technology Holdings. As of January 24, 2011, all of the approximately 6.6 million outstanding of our Series A Preference Shares were owned of record by Technology Holdings, which as noted in footnote (c) to the table above is the entity through which the private equity sponsors of Holdings hold their indirect economic interest in Holdings. These Series A Preference Shares represent approximately 21.5% of the total voting power entitled to vote generally on all corporate matters. Technology Holdings also owned approximately 23.4 million Ordinary Shares of record as of such date. As a result, through its holdings of Series A Preference Shares and Ordinary Shares, as of January 24, 2011, Technology Holdings owned of record shares representing approximately 56.9% of the voting power of Holdings on an as-converted basis.

Series B Ordinary Shares and Series B Preference Shares. All of Holdings’ outstanding Series B Ordinary Shares and Series B Preference Shares were issued in April 2010 to the investors in the April 2010 offering of the units and the related recapitalization transactions described in the Registration Statement (collectively, the “Recapitalization Transactions”). As of January 24, 2011, the Series B shareholders as a group (126 holders of record in the aggregate) were record owners of approximately 15.5 million Series B Ordinary Shares and approximately 3.5 million Series B Preference Shares, representing 35% of the voting power of Holdings on an as-converted basis. According to the share registers of Holdings, approximately 2.0% of the voting power of Holdings on an as-converted basis was attributable to shares owned of record as of such date by Series B shareholders who were non-U.S. residents.

Ordinary Shares Held by Holders of Record Other Than Technology Holdings. In addition to the Ordinary Shares and Series A Preference Shares owned by Technology Holdings and the Series B Ordinary Shares and Series B Preference Shares held by investors who acquired such shares in the Recapitalization Transactions, as of January 24, 2011, approximately 5.4 million Ordinary Shares were owned of record by various

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Mark P. Shuman and Matthew Crispino

additional shareholders of Holdings (226 additional holders of record in the aggregate). These shareholders include present and former directors and officers of the company, certain strategic customers and suppliers and other investors in Holdings. According to the share registers of Holdings, approximately 3.5 million of these additional Ordinary Shares, representing approximately 5.4% of the total voting power of Holdings, were owned of record as of such date by non-U.S. residents.
Conclusion

In conclusion, based on the foregoing analysis, Holdings has determined that approximately 64.2% of the outstanding voting securities of Holdings are directly or indirectly owned of record by non-U.S. residents, consisting of 56.9% owned of record by Technology Holdings, 2% owned of record by Class B shareholders and 5.4% owned of record by holders of Ordinary Shares other than Technology Holdings. Because the 35.8% of the outstanding voting securities of Holdings directly or indirectly owned of record by U.S. residents is below the 50% threshold articulated in clause (1)(i) of the definition of “foreign private issuer” in Rule 405 of Regulation C, as a foreign issuer formed under the laws of Bermuda, Holdings qualifies as a foreign private issuer.

We wish to advise the Staff that Holdings has revised various disclosures in the Registration Statement to better clarify certain disclosures regarding Technology Holdings, including certain disclosures under the captions “Principal Stockholders” beginning on page 3, “Our Structure” beginning on page 4, “Management” beginning on page 89, “Equity Ownership” beginning on page 94 and “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” beginning on page 96, and in the first full risk factor listed on page 35.

2.	We note you are registering the exchange notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Registrants will submit the supplemental letter via electronic submission today.

March 9, 2011
Mark P. Shuman and Matthew Crispino

Prospectus Cover Page
3.	Please confirm that the cover page will not exceed one page in length. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K. Redundant information should be eliminated and unnecessarily legalistic terminology should be avoided.

In response to the Staff’s comment, the cover page of the prospectus included in the Registration Statement has been revised.
Signatures
4.	Please provide the signature of the principal executive officer of Stratus Technologies Ireland Limited. Refer to Instruction 1 to Signatures in the Form F-4.

Stratus Technologies Ireland Limited does not have officers. However, in response to the Staff’s comment, we have indicated on the signature page of Amendment No. 1 to the Registration Statement the person most nearly performing functions similar to that of a principal executive officer.
Exhibit 99(a)
5.	Please delete that language in the letter of transmittal requiring the unit holders to acknowledge that they have reviewed the prospectus.

In response to the Staff’s comment, we have revised the letter of transmittal to remove the language requiring unit holders to acknowledge that they have reviewed the prospectus.
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Please do not hesitate to contact me at 212-351-2333 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

March 9, 2011
Mark P. Shuman and Matthew Crispino

Sincerely,
/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Robert L. Laufer (Stratus Technologies Bermuda Holdings Ltd.) Frederick S. Prifty (Stratus Technologies Bermuda Holdings Ltd.)